EXHIBIT 99.16

Announcement of the litigation with Yunlin County Government for the expenditure sharing of duct construction project for the High Speed Railway

Date of events: 2016/06/28

Contents:

1.Parties to the legal matter: Yunlin County Government

2.Name of the court or disposing agency: Yunlin District Court

3.Reference/case numbers of relevant documents:103 Chung Su No. 14

4.Date of occurrence of the event:2016/06/28

5.Background and circumstances of the matter (including the property/subject matter under dispute):Yunlin District Court judged the Company should pay Yunlin County Government for the expenditure sharing of the duct construction project for the High Speed Railway NT$109,546,809 and the interest.

6.Course and progression of handling of the matter: The Company claimed the amount of duct construction expenditure sharing is not reasonable.

7.Effect on company finances and business and estimated monetary amount of the effect:NT$109,546,809 and the interest.

8.Countermeasures and status of amelioration: The Company is considering to appeal.

9.Any other matters that need to be specified: None